UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information contained in this report

On October 15, 2026, Green Circle Decarbonize Technology Limited, a Cayman Islands exempted company (the “Company”), issued a press release announcing that it intends to enter into preliminary discussions regarding the potential application of advanced green building technologies to landmark Karuizawa resort and villa development in Japan. A copy of the press release is furnished as Exhibit 99.1 to this Report.

Exhibits.

Exhibit No.	Description

99.1	Press Release dated October 15, 2026 – Green Circle Decarbonize Technology Limited Enters into Preliminary Discussions Regarding Potential Application of Advanced Green Building Technologies at Landmark Karuizawa Resort and Villa Development in Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Limited

Date: October 15, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director